UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). The Company has made an announcement (the “Announcement”) regarding the change of the composition of the Committees to the Board of Directors of the Company resulting in only independent directors being members of the Audit Committee, Nomination Committee and the Renumeration or Compensation Committee. The changes were effective October 30, 2023. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are providing a copy of the Announcement. We are furnishing such Announcement as Exhibit 99.1 of this Form 6-K, which is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: October 30, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Regarding The Change Of Composition Of The Board Committees dated October 30, 2023.

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